Exhibit 99.1

PRESS RELEASE

SMX, IntellectEU and Plastics App Collaborating

To enable R&D to Production to Recycling

A Full Circular Economy Platform Service

Special for Earth Day Focus

NEW YORK, April 21, 2023 – SMX (Security Matters) plc (NASDAQ:SMX; SMXWW) is pleased to announce a joint plastics solution with IntellectEU, a strategic development partner in the digital finance and sustainability markets, and Plastics App, an innovative compounding lab, for Earth Day (22 April).

Through this service with Plastics App, the companies jointly provide base chemistry companies, converters, and brands with a rapid path to market for the development, compliance, and certification of new material, ethical sourcing, and recycling compliance. Through the collaboration with IntellectEU, the companies jointly are engaging in the creation (design and develop) of a versatile platform for various industries, use cases, and clients, to various materials including but not limited to plastics traceability and circularity.

The synergetic collaboration will provide companies with one-stop-shop access to Plastics App’s innovative compounding lab which offers cutting-edge engineering solutions together with a full set of testing portfolios. The end-to-end process includes materials development, pilot production, testing and analysis on both micro and macro scales, failure analysis, long-term performance under harsh environmental conditions, processability, and more. In addition, materials will be tested and certified to ensure compatibility with the food contact regulations (EU 10/2011) by evaluating the migration of markers from the material to the food using dedicated simulants that mimic various types of food products.

Further the service will target companies and trade associations, including:

●	Manufacturers aiming to boost recycled content.
●	Organizations looking for DLT-based supply chain alternatives after unsatisfactory commercial blockchain rollouts.
●	Companies focused on optimizing supply chains and minimizing single-supplier reliance.
●	Enterprises conscious about ethical sourcing and willing to provide end-to-end transparency to their customer base.

—Ends—

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

For further information contact:

SMX INVESTOR RELATION ENQUIRIES Eric Dusansky Inflection Partners, New Orleans, USA P: +1 917 420 1309 or +1 504 381 4603 E: eric@inflectionpartnersllc.com	IntellectEU Enquires Yuliia Bohatyrenko E: yuliia.bohatyrenko@intellecteu.com	plastics app enquires Yanir Shaked General Manger Megiddo, Israel E: yanir@plastics-app.com W: www.plastics-app.com Plastics App general enquiries E: info@plastics-app.com
SMX GENERAL ENQUIRIES E: info@securitymattersltd.com

About IntellectEU

IntellectEU is a strategic development partner in the digital finance and sustainability markets, with deep experience providing advanced technology solutions and strategic advisory services to enterprises. As a leading player in sustainable digital innovation, IntellectEU has successfully pioneered advancements in voluntary carbon markets (VCMs), digital green securities, digital monitoring/reporting/verification (DMRV), and real asset tokenization. The company’s Catalyst Blockchain Manager simplifies technical complexities, enabling customers to seamlessly customize, implement, and scale their blockchain applications according to their unique requirements. Through its unparalleled expertise and commitment to driving financial markets towards a sustainable future, IntellectEU has consistently demonstrated its leadership in emerging technology solutions.

About Plastics App

Plastics App is an agile plastics and polymers applicative innovation compounding lab and a prototype scale designer-compound manufacturer. Plastics App addresses the needs of well-established companies and startups for disruptive plastics and polymer compounding innovation solutions. Plastics App is an independent R&D and testing lab specializing in custom-engineered compounds & 3D filaments production. The Plastics App team comprises exceptional engineering & scientific team with strong multi-disciplinary academic expertise and rich industrial experience.

About SMX

As global businesses faces new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2

PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters referred to in the Frost & Sullivan Market Analysis report including projections relating to SMX’s share price, matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	3